Delisting Determination,The Nasdaq Stock Market, LLC,
August 17, 2012, D. Medical Industries Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of D. Medical Industries Ltd
(the Company), effective at the opening of the trading session on August 27, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(b).
The Company was notified of the Staffs determination on July 17, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 26, 2012.